ACESITA

RECEIVED

2007 JAN -4 A 5:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

N/Ref.: 013 – DIFIR

File: 82-3769

Belo Horizonte. December 15th, 2006.

07020009

To

US Securities and Exchange Comission

Office of International Corporate Finance

Att.: Mr. Frank Zarb and/or Ms. Mariana Prieto

450Fifth Street N. W., Room 3099, Mail stop 3-9

Washington, D.C. 20549 – USA

Ref.: Acesita S.A – Exemption Nr. 82-3769

SUPPL

Dear Sir/Madam,

Please find attached the following documents:

- Notice to Shareholders (payment of interest on equity) dated from November 24, 2006;
- Material Fact about the cancellation of the 02 (two) programs of ADR dated from November 27, 2006;
- First Notice (Extraordinary Shareholders Meeting on December 15,2006), dated from November 27, 2006;
- Notice to Shareholders (payment of interest on equity) dated from December 15, 2006.

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Best Regards,

Gilberto Audelino Correa

CFO and Investor Relations Officer

ACESITA S.A. GRUPO ARCELOR

Av. João Pinheiro, 580 – Centro – Belo Horizonte – MG – CEP: 30130-180 – Telefone: (31) 3273-4006 - Fax: (31) 3273-7218

ACESITA

ACESITA S.A.
Corporate Tax Payer CNPJ/MF N.º 33,390,170/0001-89
NIRE N.º 31,300,042,707

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

ACESITA S.A. hereby informs its Shareholders that its Board of Directors authorized, in a meeting held on December 15, 2006, as a complementary distribution of earnings to be posted for the fiscal year ending December 31, 2006, the payment of interest on equity in the amount of R$28,900,000.00 (twenty eight million, nine hundred thousand *Reais*) due compliance with the rights of preferred shares to receive a distribution in an amount 10% higher than that distributed to common shares, such interest will be distributed as follows:

Nominative Common Shares	R$0.364677
Nominative Preferred Shares	R$0.401145

The payment of the amount above will be subject to the following conditions:

a) Withholding income tax of 15%, except in regard to shareholders that are exempt or free from such tax;

b) Interest on equity will be ascribed to mandatory minimum dividends to be paid by the Company relating to fiscal 2006. This amount will be incorporated into the dividends distributed by the Company, for all the legal purposes provided for in the corporate law;

c) Any and all outstanding shares on December 28, 2006, the base date, will be entitled to receive interest on equity that is the object of this notice;

d) The corresponding credits will be entered in the Company's accounting books on December 28, 2006 in the name of the shareholders based on the shareholdings as of December 28, 2006;

e) The shares will be traded on the stock exchange, "ex-interest on equity" on and after December 29, 2006;

f) Interest on equity relating to fiscal 2006 will start to be paid on the same date of the payment of the dividends that will be approved by the 2007 Annual General Meeting, with no monetary adjustment;

g) Shareholders resident or domiciled in a country in which income is not taxed or in which it is taxed at a maximum rate of twenty per cent (20%), will be subject to withholding income tax of 25%, as provided for in art. 24 of Law 9,430 of 12/27/96;

h) So that they do not become subject to withholding income tax, exempt entities shall comply with the legislation in force and forward any supporting documentation related to the exemption up to December 26, 2006. Such documentation is to be sent to the Company's Investor Relations Department at Av. João Pinheiro, 580 – Centro – Belo Horizonte, MG – CEP 30130-180.

The instructions regarding the payments of the interest on equity will be disclosed by the Executive Board immediately after the 2007 Annual General Meeting.

Additional information may be obtained from the Investor Relations Department at Av. João Pinheiro, 580, Centro – Belo Horizonte, MG – CEP 30130-180 – Tel: +55 31 3235 4270/4235/4299 – Fax: +55 31 3235 4300.

Belo Horizonte, December 15, 2006.

Gilberto Audelino Correa
CFO and Investor Relations Officer

ACESITA S.A.
Publicly-Held Company
CNPJ nº 33.390.170/0001-89

MATERIAL FACT

Pursuant to the determination of the Comissão de Valores Mobiliários and in accordance with the Instruction CVM nº. 358/2002, Acesita S.A., hereby informs that it requested the cancellation of the 02 (two) Programs of ADR, Level I, one for the Common Nominative shares and another one for the Preferential Nominative shares, through the "Securities and Exchange Comission - SEC" - U.S.A. Consequentially, from day 27 of December, 2006, Banco Itaú S.A., in the quality of Custodian, will terminate the emissions of ADRs and, the The Bank of New York, as Depositary, will proceed, until day 27 of December, 2007, the selling and conversion of the ADRs.

More information could be gotten through the The Bank of New York (Bank Depositary), sector of ADR's, telephone number (55) (11) 2182-2312, or through the Banco Itaú S.A. (Custodian Bank), sector of ADR's, telephone number: (55) (11) 5029-2261.

Belo Horizonte, November 27, 2006

Gilberto Audelino Correa
CFO and Investor Relations Officer

ACESITA
ACESITA S.A. GRUPO ARCELOR

ACESITA - S.A.
Publicly-Held Company
Corporate Tax-Payer No. 33.390.170/0001-89
NIRE No. 31300042707
Av. João Pinheiro, 580 - Centro
Belo Horizonte - MG

FIRST NOTICE
EXTRAORDINARY SHAREHOLDERS MEETING

Shareholders are invited to participate in the EXTRAORDINARY GENERAL MEETING that, through a first notice, will be held at the Company's head office located at Avenida João Pinheiro, no. 580, in Belo Horizonte, capital of the State of Minas Gerais, on December 15, 2006, at 10:00 a.m., in order to discuss the agenda, as follows:

1. To increase the Company's capital stock in R$ 350,000,000.00 (three hundred and fifty millions Reais) through the capitalization of already realized profits, raising the capital stock to R$ 1,251,921,849.87 (one billion, two hundred and fifty one millions, nine hundred twenty one thousand, eight hundred forty nine Reais and eighty seven centavos);
2. To amend Art. 5 of Acesita Bylaw, substituting the amount of Capital Stock for the stipulated referred above;
3. To restructure the Board of Directors in view of the resignation of one of its members.

Those who may participate in the General Shareholders' Meeting are: holders of nominative shares or their representatives, as long as they satisfy the legal requirements; with voting rights exercised according to the Company's Bylaws and the Law. Shareholders participating in the Fungible Custody of Shares of stock exchanges who wish to participate in the Meeting must present an account summary showing their respective shareholdings issued up to 2 (two) days prior to the holding of the meeting.

The documents related to the issues to be discussed during the Meeting are available at: the São Paulo Stock Exchange (Bovespa) website; the Brazilian Securities and Exchange Commission (CVM) website; the Company's website at *www.acesita.com.br*; as well as at the Company's head office.

Belo Horizonte, November 27 , 2006

JEAN-YVES GILET
PRESIDENT
OF THE BOARD OF DIRECTORS

ACESITA
ACESITA S.A. GRUPO ARCELOR

ACESITA S.A.
Corporate Tax Payer CNPJ/MF N.° 33,390,170/0001-89
NIRE N.° 31,300,042,707

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

ACESITA S.A. hereby informs its Shareholders that its Board of Directors authorized, in a meeting held on November 24, 2006, as a distribution of earnings to be posted for the fiscal year ending December 31, 2006, the payment of interest on equity in the amount of R$96,000,000.00 (ninety six millions *Reais)* due compliance with the rights of preferred shares to receive a distribution in an amount 10% higher than that distributed to common shares, such interest will be distributed as follows:

Nominative Common Shares	R$1.211384
Nominative Preferred Shares	R$1.332523

The payment of the amount above will be subject to the following conditions:

a) Withholding income tax of 15%, except in regard to shareholders that are exempt or free from such tax;

b) Interest on equity will be ascribed to mandatory minimum dividends to be paid by the Company relating to fiscal 2006. This amount will be incorporated into the dividends distributed by the Company, for all the legal purposes provided for in the corporate law;

c) Any and all outstanding shares on December 07, 2006, the base date, will be entitled to receive interest on equity that is the object of this notice;

d) The corresponding credits will be entered in the Company's accounting books on December 07, 2006 in the name of the shareholders based on the shareholdings as of December 07, 2006;

e) The shares will be traded on the stock exchange, "ex-interest on equity" on and after December 08, 2006;

f) The starting date for the payment of interest on equity discussed in this announcement will be December 15, 2006, without any remuneration;

g) Shareholders resident or domiciled in a country in which income is not taxed or in which it is taxed at a maximum rate of twenty per cent (20%), will be subject to withholding income tax of 25%, as provided for in art. 24 of Law 9,430 of 12/27/96;

h) So that they do not become subject to withholding income tax, exempt entities shall comply with the legislation in force and forward any supporting documentation related to the exemption up to December 11, 2006. Such documentation is to be sent to the Company's Investor Relations Department at Av. João Pinheiro, 580 – Centro – Belo Horizonte, MG – CEP 30130-180.

The instructions regarding the payments of the interest on equity will be disclosed by the Executive Board immediately after the 2007 Annual General Meeting.

Additional information may be obtained from the Investor Relations Department at Av. João Pinheiro, 580, Centro – Belo Horizonte, MG – CEP 30130-180 – Tel: +55 31 3235 4270/4235/4299 – Fax: +55 31 3235 4300.

Belo Horizonte, November 24, 2006.

Gilberto Audelino Correa
CFO and Investor Relations Officer